Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2018 Results

Singapore, February 27, 2019 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2018.

Highlights

▪	Group
o	Total adjusted revenue for the full year of 2018 reached US$1,048.7 million, more than 10.4% above the midpoint of our previous guidance, which was revised upwards twice during 2018.

▪	Digital Entertainment
o	Adjusted revenue for the full year of 2018 reached US$661.0 million, more than 8.4% above the midpoint of our previous guidance.
o	Adjusted revenue was up 60.0% from the third quarter to the fourth quarter of 2018 to reach US$231.4 million, and is expected to show further robust growth in the first quarter of 2019.
o	Adjusted EBITDA margin increased to 45.5% for the fourth quarter of 2018 from 37.2% for the third quarter of 2018, and is expected to improve further in the first quarter of 2019.
o	Our first fully self-developed game, Free Fire, continued to see good momentum and recently achieved more than 350 million registered users and more than 40 million peak daily active users, and was the world’s fourth most downloaded game across the Apple App Store and the Google Play Store combined in 2018, according to App Annie.
o	Free Fire is also one of the most popular games in Latin America. According to App Annie, Free Fire was the top ranked game in Brazil in 2018 by average monthly active users, downloads and consumer spend, and ranked in the top five in each category in both Mexico and Argentina. We believe this demonstrates our ability to penetrate fast growing emerging markets globally, which greatly expands our total addressable market base beyond just our core markets.
o	We also recently launched Speed Drifters, a localized version of Tencent’s hit game QQ Speed, and the first game published under our right of first refusal arrangement with Tencent.
o	We have partnered with PUBG Corporation to bring PUBG LITE to several of our key markets in Southeast Asia.

▪	E-commerce
o	Gross merchandise value (“GMV”) for the full year of 2018 reached US$10.3 billion, more than 8.8% above the midpoint of our previous guidance.

1

o	GMV was US$3.4 billion for the fourth quarter of 2018, up 27.3% quarter-on-quarter from US$2.7 billion for the third quarter of 2018.
o	Gross orders for the fourth quarter of 2018 totaled 206.9 million, up 30.5% quarter-on-quarter from 158.5 million for the third quarter of 2018.
o	Annual active buyers for 2018 totaled 49.9 million, up 130.0% year-on-year from 21.7 million for 2017.
o	According to App Annie, Shopee was the most downloaded app in the Shopping category in Southeast Asia and Taiwan in 2018.
o	Adjusted revenue for the full year of 2018 reached US$290.7 million, up 1,540.8% year-on-year. In the fourth quarter of 2018, adjusted revenue was up 78.2% from the third quarter of 2018, to reach US$126.9 million.
o	Adjusted revenue as a percentage of GMV increased to 3.7% in the fourth quarter of 2018, up from 2.6% in the previous quarter and 0.6% for the same period a year ago.
o	Sales and marketing expenses as a percentage of GMV fell once again to 5.4% in the fourth quarter of 2018, down from 5.7% in the previous quarter and 8.5% for the same period a year ago.
o	Shipping subsidies declined in absolute dollar terms in the fourth quarter compared to the third quarter, even as order numbers grew by 30.5% during the same period.
o	We expect sales and marketing expenses to start trending downwards in absolute dollar terms in 2019, as Shopee continues to scale with increasing efficiency, benefiting from strong organic user growth, and solidify its market leadership in our region.
o	We expect Shopee to record a positive quarterly adjusted EBITDA before allocation of the headquarters’ common expenses for the first time in the first quarter of 2019 in Taiwan.
o	In Indonesia, Shopee’s largest market, Shopee recorded 83.8 million orders in the fourth quarter of 2018, or a daily average of 0.9 million, further extending its leadership as the largest e-commerce platform in the market.

Guidance

For the full year of 2019, we currently expect adjusted revenue for digital entertainment to be between US$1.2 billion and US$1.3 billion, representing 81.5% to 96.7% growth from 2018.

We currently expect adjusted revenue for e-commerce for the full year of 2019 to be between US$630 million and US$660 million, representing year-on-year growth of 116.7% to 127.0%.

Fourth Quarter 2018 Key Metrics

▪	Group
o	Total adjusted revenue was US$389.3 million, up 136.6% year-on-year from US$164.5 million for the fourth quarter of 2017 and up 60.3% quarter-on-quarter from US$242.8 million for the third quarter of 2018.
o	Total adjusted EBITDA was US$(203.6) million, compared to US$(140.2) million for the fourth quarter of 2017 and US$(183.8) million for the third quarter of 2018.

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▪	Digital Entertainment
o	Adjusted revenue was US$231.4 million, up 63.1% year-on-year from US$141.9 million for the fourth quarter of 2017 and an increase of 60.0% quarter-on-quarter from US$144.6 million for the third quarter of 2018.
o	Adjusted EBITDA was US$105.2 million, up 100.0% year-on-year from US$52.6 million for the fourth quarter of 2017 and an increase of 95.9% quarter-on-quarter from US$53.7 million for the third quarter of 2018.
o	Quarterly active users reached 216.2 million, an increase of 146.2% year-on-year from 87.8 million for the fourth quarter of 2017 and up 22.8% quarter-on-quarter from 176.1 million for the third quarter of 2018.
o	Average revenue per user was US$1.1 compared to US$1.6 for the fourth quarter of 2017 and US$0.8 for the third quarter of 2018.

▪	E-commerce
o	GMV was US$3.4 billion, an increase of 117.0% year-on-year from US$1.6 billion for the fourth quarter of 2017 and up 27.3% quarter-on-quarter from US$2.7 billion for the third quarter of 2018.
o	Gross orders for the quarter totaled 206.9 million, an increase of 110.5% year-on-year from 98.3 million for the fourth quarter of 2017 and up 30.5% quarter-on-quarter from 158.5 million for the third quarter of 2018.
o	Adjusted revenue was US$126.9 million, up 1,261.9% year-on-year from US$9.3 million for the fourth quarter of 2017 and up 78.2% quarter-on-quarter from US$71.2 million for the third quarter of 2018.
o	Adjusted revenue included US$87.6 million of marketplace revenue[1], up 884.3% year-on-year from US$8.9 million for the fourth quarter of 2017 and up 74.2% quarter-on-quarter from US$50.3 million for the third quarter of 2018, and US$39.3 million of product revenue[2], up 9,725.0% year-on-year from US$0.4 million for the fourth quarter of 2017 and up 88.0% quarter-on-quarter from US$20.9 million in the third quarter of 2018.
o	Adjusted revenue as a percentage of GMV increased to 3.7% in the fourth quarter of 2018, up from 2.6% in the previous quarter and 0.6% for the same period a year ago.
o	Adjusted EBITDA was US$(277.5) million, compared to US$(175.4) million for the fourth quarter of 2017 and US$(214.9) million for the third quarter of 2018.
o	Sales and marketing expenses as a percentage of GMV declined to 5.4% from 8.5% for the fourth quarter of 2017 and 5.7% for the third quarter of 2018, while Shopee achieved record-breaking transaction volumes in its 11.11 and 12.12 sales events during the fourth quarter.

Full Year 2018 Key Metrics

▪	Group
o	Total adjusted revenue was US$1,048.7 million, up 89.4% year-on-year from US$553.6 million for the full year of 2017.
o	Total adjusted EBITDA was US$(694.0) million, compared to US$(332.1) million for the full year of 2017.

1 Marketplace revenue mainly consists of commission and advertising income and revenue generated from other value-added services.

2 Product revenue mainly consists of revenue generated from direct sales.

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▪	Digital Entertainment
o	Adjusted revenue was US$661.0 million, up 33.3% year-on-year from US$495.9 million for the full year of 2017.
o	Adjusted EBITDA was US$262.5 million, an increase of 50.1% year-on-year from US$174.9 million for the full year of 2017.

▪	E-commerce
o	GMV was US$10.3 billion, an increase of 149.9% year-on-year from US$4.1 billion for the full year of 2017.
o	Gross orders totaled 604.5 million, an increase of 146.9% year-on-year from 244.8 million for the full year of 2017.
o	Adjusted revenue was US$290.7 million, up 1,540.8% year-on-year from US$17.7 million for the full year of 2017. Adjusted revenue included US$197.3 million of marketplace revenue[1], up 1,040.5% year-on-year from US$17.3 million for the full year of 2017, and US$93.4 million of product revenue[2], up 23,250.0% year-on-year from US$0.4 million for the full year of 2017.
o	Adjusted revenue as a percentage of GMV increased to 2.8%, up from 0.4% in the previous year.
o	Adjusted EBITDA was US$(860.3) million, compared to US$(444.3) million for the full year of 2017.
o	Sales and marketing expenses as a percentage of GMV was 5.9% compared to 8.3% for the full year of 2017.

4

Strategic Business Updates

Digital Entertainment

In 2018, Garena recorded strong results and materially expanded our digital entertainment business from being a PC-focused regional publisher to a leading global developer and publisher, with core strengths in mobile games and a key focus on emerging markets. In the fourth quarter of 2018, our adjusted revenue from mobile games, self-developed game, and regions outside our current core markets accounted for 85.1%, 44.5% and 28.0% of our total digital entertainment adjusted revenue, respectively.

Our game development studio in Shanghai now has more than 200 developers focused on enhancing our existing game and building out our pipeline of self-developed games. Our first global self-developed hit game, Free Fire, is now one of the world’s most popular mobile battle royale titles. According to App Annie, for the full year of 2018, Free Fire was the fourth most downloaded game across the Apple App Store and the Google Play Store combined. It has also hit the milestone of recording more than 100 million monthly active users. Moreover, since late 2018, we have been rolling out our first global eSports tournament for Free Fire, the Free Fire World Cup.

Meanwhile, we continued to strengthen our relationships with our long-term game publishing partners and leading global developers to enhance Garena’s portfolio of top quality content. In January 2019, we launched Speed Drifters, a localized version of Tencent’s hit game QQ Speed. Speed Drifters is the first game from the Tencent portfolio published under our recently announced right of first refusal arrangement with Tencent. Furthermore, we have agreed with PUBG Corporation to bring into several of our key markets in Southeast Asia PUBG LITE, a PC game adapted from their global hit game PUBG.

E-commerce

Shopee saw sustained strong growth in the fourth quarter and full year of 2018, with GMV, orders, and adjusted revenue each increasing sharply, and sales and marketing expenses as a percentage of GMV continuing to decline.

Just three years since the launch of the platform, Shopee’s annual GMV has exceeded US$10 billion. We believe that Shopee’s rapid growth and ascent to regional market leadership over such a short period of time reflects the success of our strategy to build a mobile-centric, socially engaging marketplace with the right product category focus and with integrated and comprehensive user services – as well as our ability to execute this strategy efficiently and effectively.

Shopee continues to scale with increasing efficiency as it enjoys the increasingly powerful flywheel effects of an e-commerce marketplace. During the fourth quarter, we saw robust consumer engagement in our large-scale sales events for 11.11 and 12.12. We set a new record for orders in a single day with more than 12 million orders recorded over the 24 hours of December 12, 2018. Approximately 5.4 million of those orders were recorded in Indonesia alone.

While the level of user engagement in the fourth quarter of 2018 broke all previous records, Shopee’s sales and marketing expenses as a percentage of GMV declined further during the fourth quarter to 5.4%, compared to 5.7% in the third quarter of 2018. Moreover, shipping subsidies fell in absolute dollar terms in the fourth quarter compared to the third quarter, even as GMV and order numbers continued to grow sharply.

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Our focus on engaging with sellers and enhancing the online shopping experience for buyers is also delivering strong financial results for Shopee. During the fourth quarter, e-commerce adjusted revenue reached US$126.9 million, up 1,261.9% year-on-year from US$9.3 million for the fourth quarter of 2017 and up 78.2% quarter-on-quarter from US$71.2 million for the third quarter of 2018. This strong growth in revenue was primarily driven by the expansion of our e-commerce marketplace, as we deepened our relationships and engagement with sellers and buyers, and enhanced our e-commerce ecosystem. Ramping up monetization in tandem with promoting the efficient growth of the Shopee ecosystem will continue to be our key focus for 2019.

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Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$”)

	For the Three Months ended December 31,			For the Full Year ended December 31,
	2017	2018		2017	2018
	$	$	YOY%	$	$	YOY%
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Revenue
Service revenue
Digital Entertainment	106,323	131,257	23.5%	365,167	462,464	26.6%
E-commerce and other services	17,754	112,356	532.8%	47,444	270,049	469.2%
Sales of goods	527	39,611	7,416.3%	1,579	94,455	5,882.0%
	124,604	283,224	127.3%	414,190	826,968	99.7%

Cost of revenue
Cost of service
Digital Entertainment	(60,240)	(77,846)	29.2%	(217,986)	(267,359)	22.6%
E-commerce and other services	(40,257)	(171,229)	325.3%	(107,260)	(446,281)	316.1%
Cost of goods sold	(562)	(42,108)	7,392.5%	(1,632)	(98,570)	5,939.8%
	(101,059)	(291,183)	188.1%	(326,878)	(812,210)	148.5%
Gross profit	23,545	(7,959)	(133.8)%	87,312	14,758	(83.1)%
Other operating income	2,157	4,291	98.9%	3,497	9,799	180.2%
Sales and marketing expenses	(156,418)	(207,487)	32.6%	(425,974)	(705,015)	65.5%
General and administrative expenses	(51,754)	(87,160)	68.4%	(137,868)	(240,781)	74.6%
Research and development expenses	(8,671)	(26,642)	207.3%	(29,323)	(67,529)	130.3%
Total operating expenses	(214,686)	(316,998)	47.7%	(589,668)	(1,003,526)	70.2%
Operating loss	(191,141)	(324,957)	70.0%	(502,356)	(988,768)	96.8%
Non-operating (loss) income, net	(62,283)	52,984	(185.1)%	(46,153)	34,888	(175.6)%
Income tax expense	(8,730)	(2,993)	(65.7)%	(10,745)	(4,088)	(62.0)%
Share of results of equity investees	(986)	(1,092)	10.8%	(1,912)	(3,066)	60.4%
Net loss	(263,140)	(276,058)	4.9%	(561,166)	(961,034)	71.3%
Adjusted net loss (1)	(199,613)	(321,187)	60.9%	(480,580)	(944,172)	96.5%

Adjusted revenue of Digital Entertainment (1)	141,883	231,352	63.1%	495,878	661,042	33.3%
Adjusted revenue of E-commerce (1)	9,319	126,914	1,261.9%	17,717	290,706	1,540.8%
Adjusted revenue of Digital Financial Services (1)	4,102	3,063	(25.3)%	16,270	13,512	(17.0)%
Revenue of Other Services	9,213	27,963	203.5%	23,719	83,468	251.9%
Total adjusted revenue (1)	164,517	389,292	136.6%	553,584	1,048,728	89.4%

Adjusted EBITDA for Digital Entertainment (1)	52,607	105,198	100.0%	174,939	262,538	50.1%
Adjusted EBITDA for E-commerce (1)	(175,414)	(277,497)	(58.2)%	(444,280)	(860,322)	(93.6)%
Adjusted EBITDA for Digital Financial Services (1)	(7,551)	(9,805)	(29.9)%	(36,697)	(32,156)	12.4%
Adjusted EBITDA for Other Services (1)	(7,276)	(17,403)	(139.2)%	(18,190)	(54,058)	(197.2)%
Unallocated expenses (2)	(2,579)	(4,138)	(60.4)%	(7,887)	(10,003)	(26.8)%
Total adjusted EBITDA (1)	(140,213)	(203,645)	(45.2)%	(332,115)	(694,001)	(109.0)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.” The 2017 comparative numbers for adjusted net loss were restated due to a change in computation basis in 2018 to exclude impact from changes in fair value of convertible notes.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

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Three Months Ended December 31, 2018 Compared to Three Months Ended December 31, 2017

Revenue

The table below sets forth revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2017		2018
	$	% of	$	% of	YOY%
		revenue		revenue
Revenue
Service revenue
Digital Entertainment	106,323	85.3	131,257	46.3	23.5%
E-commerce and other services	17,754	14.3	112,356	39.7	532.8%
Sales of goods	527	0.4	39,611	14.0	7,416.3%
Total revenue	124,604	100.0	283,224	100.0	127.3%

	2017		2018
	$	% of total	$	% of total	YOY%
		adjusted		Adjusted
		revenue		revenue
Adjusted revenue
Service revenue
Digital Entertainment	141,883	86.3	231,352	59.4	63.1%
E-commerce and other services	22,107	13.4	118,210	30.4	434.7%
Sales of goods	527	0.3	39,730	10.2	7,438.9%
Total adjusted revenue	164,517	100.0	389,292	100.0	136.6%

Our total revenue increased by 127.3% to US$283.2 million in the fourth quarter of 2018 from US$124.6 million in the fourth quarter of 2017. Our total adjusted revenue increased by 136.6% to US$389.3 million in the fourth quarter of 2018 from US$164.5 million in the fourth quarter of 2017. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 23.5% to US$131.3 million in the fourth quarter of 2018 from US$106.3 million in the fourth quarter of 2017. Adjusted revenue increased by 63.1% to US$231.4 million in the fourth quarter of 2018 from US$141.9 million in the fourth quarter of 2017. This increase was primarily due to our enlarged user base and continued efforts to improve the monetization of our games.

•	E-commerce and other services: Revenue increased by 532.8% to US$112.4 million in the fourth quarter of 2018 from US$17.8 million in the fourth quarter of 2017. Adjusted revenue increased by 434.7% to US$118.2 million in the fourth quarter of 2018 from US$22.1 million in the fourth quarter of 2017. This increase was primarily driven by the expansion of our e-commerce marketplace. As we deepened our relationships and engagement with sellers and buyers, and enhanced our e-commerce ecosystem, more users are using our integrated and value-added services, as well as ancillary services we provide.

•	Sales of goods: Revenue increased by 7,416.3% to US$39.6 million in the fourth quarter of 2018 from US$0.5 million in the fourth quarter of 2017. Adjusted revenue increased by 7,438.9% to US$39.7 million in the fourth quarter of 2018 from US$0.5 million in the fourth quarter of 2017. The increase was primarily due to the increase in our product offerings.

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Cost of Revenue

Our total cost of revenue increased by 188.1% to US$291.2 million in the fourth quarter of 2018 from US$101.1 million in the fourth quarter of 2017.

•	Digital Entertainment: Cost of revenue increased by 29.2% to US$77.8 million in the fourth quarter of 2018 from US$60.2 million in the fourth quarter of 2017. The increase was largely in line with revenue growth in our digital entertainment business.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 325.3% to US$171.2 million in the fourth quarter of 2018 from US$40.3 million in the fourth quarter of 2017. The increase was primarily due to costs incurred in line with the expansion of our e-commerce marketplace, higher bank transaction fees driven by GMV growth from our e-commerce business, higher costs associated with other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 7,392.5% to US$42.1 million in the fourth quarter of 2018 from US$0.6 million in the fourth quarter of 2017. The increase was primarily due to the increase in our product offerings.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 32.6% to US$207.5 million in the fourth quarter of 2018 from US$156.4 million in the fourth quarter of 2017. The table below sets forth the breakdown of our sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2017	2018	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	16,854	14,016	(16.8)%
E-commerce	134,961	184,477	36.7%

•	Digital Entertainment: Sales and marketing expenses decreased by 16.8% to US$14.0 million in the fourth quarter of 2018 from US$16.9 million in the fourth quarter of 2017. Spending on marketing efforts in 2017 was higher as we expanded our games into new markets and launched new games.

	For the Three Months ended December 31,
	2017	2018
	$	$
Digital Entertainment
Sales and marketing expenses	16,854	14,016
Adjusted revenue	141,883	231,352
Sales and marketing expenses as a percentage of adjusted revenue	11.9%	6.1%

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Sales and marketing expenses as a percentage of adjusted revenue decreased to 6.1% in the fourth quarter of 2018 from 11.9% in the fourth quarter of 2017 as we continue to improve the efficiency of our marketing efforts.

•	E-commerce: Sales and marketing expenses increased by 36.7% to US$184.5 million in the fourth quarter of 2018 from US$135.0 million in the fourth quarter of 2017. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of offline and online digital marketing and other promotions on our platform that were designed to increase our user base and enhance user engagement, particularly during the festive seasons in the fourth quarter.

	For the Three Months ended December 31,
	2017	2018
	$	$
E-commerce
Sales and marketing expenses	134,961	184,477
GMV	1,578,599	3,425,158
Sales and marketing expenses as a percentage of GMV	8.5%	5.4%

Sales and marketing expenses as a percentage of GMV decreased to 5.4% in the fourth quarter of 2018 from 8.5% in the fourth quarter of 2017 as we continue to improve the efficiency of our marketing efforts and leverage organic user acquisition opportunities.

General and Administrative Expenses

Our general and administrative expenses increased by 68.4% to US$87.2 million in the fourth quarter of 2018 from US$51.8 million in the fourth quarter of 2017. This increase was primarily due to the expansion of our staff force, the increase in office facilities and related expenses, impairment loss on our assets, as well as the increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 207.3% to US$26.6 million in the fourth quarter of 2018 from US$8.7 million in the fourth quarter of 2017, primarily due to the increase in our research and development staff force as we expanded and enriched our product offerings.

Non-operating Income or Losses, Net

Non-operating income or losses consists of interest income, interest expense, investment gain (loss), fair value change for convertible notes and foreign exchange gain (loss). The amount was a net non-operating income of US$53.0 million in the fourth quarter of 2018, compared to a net non-operating loss of US$62.3 million in the fourth quarter of 2017. The non-operating gain in 2018 was primarily due to a fair value gain of US$61.2 million in this quarter on the convertible notes issued before our initial public offering partially offset by interest expense on our convertible notes issued in 2018, while the net non-operating loss in 2017 was primarily due to a fair value loss of US$52.0 million in the quarter on the convertible notes issued before our initial public offering coupled with interest expense on these convertible notes.

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Income Tax Expense

We had a net income tax expense of US$3.0 million and US$8.7 million despite a group net loss position in the fourth quarter of 2018 and 2017, respectively. This was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment, partially offset by deferred tax assets recognized during the period.

Share of Results of Equity Investees

We had share of losses of equity investees of US$1.1 million in the fourth quarter of 2018, compared with a loss of US$1.0 million in the fourth quarter of 2017.

Net Loss

As a result of the foregoing, we had net losses of US$276.1 million and US$263.1 million in the fourth quarter of 2018 and 2017, respectively.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expenses and fair value change for convertible notes, was US$321.2 million and US$199.6 million in the fourth quarter of 2018 and 2017, respectively.

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Full Year Ended December 31, 2018 Compared to Full Year Ended December 31, 2017

Revenue

The table below sets forth revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2017		2018
	$	% of	$	% of	YOY%
		revenue		revenue
Revenue
Service revenue
Digital Entertainment	365,167	88.2	462,464	55.9	26.6%
E-commerce and other services	47,444	11.4	270,049	32.7	469.2%
Sales of goods	1,579	0.4	94,455	11.4	5,882.0%
Total revenue	414,190	100.0	826,968	100.0	99.7%

	2017		2018
	$	% of total	$	% of total	YOY%
		Adjusted revenue		adjusted revenue
Adjusted revenue
Service revenue
Digital Entertainment	495,878	89.6	661,042	63.0	33.3%
E-commerce and other services	56,127	10.1	292,954	27.9	421.9%
Sales of goods	1,579	0.3	94,732	9.1	5,899.4%
Total adjusted revenue	553,584	100.0	1,048,728	100.0	89.4%

Our total revenue increased by 99.7% to US$827.0 million for the full year ended December 31, 2018 from US$414.2 million for the full year ended December 31, 2017. Our total adjusted revenue increased by 89.4% to US$1,048.7 million for the full year ended December 31, 2018 from US$553.6 million for the full year ended December 31, 2017. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 26.6% to US$462.5 million for the full year ended December 31, 2018 from US$365.2 million for the full year ended December 31, 2017. Adjusted revenue increased by 33.3% to US$661.0 million for the full year ended December 31, 2018 from US$495.9 million in the full year ended December 31, 2017. This increase was primarily due to the growth of our user base in 2018, as we launched new games and increased the number of paying users.

•	E-commerce and other services: Revenue increased by 469.2% to US$270.0 million for the full year ended December 31, 2018 from US$47.4 million for the full year ended December 31, 2017. Adjusted revenue increased by 421.9% to US$293.0 million for the full year ended December 31, 2018 from US$56.1 million in the full year ended December 31, 2017. This increase was primarily driven by the expansion of our e-commerce marketplace. As we deepened our relationships and engagement with our sellers and buyers, and enhanced our e-commerce ecosystem, more users are using our integrated and value-added services, as well as ancillary services we provide.

•	Sales of goods: Revenue increased by 5,882.0% to US$94.5 million for the full year ended December 31, 2018 from US$1.6 million for the full year ended December 31, 2017. Adjusted revenue increased by 5,899.4% to US$94.7 million for the full year ended December 31, 2018 from US$1.6 million in the full year ended December 31, 2017. The increase was primarily due to increase in our product offerings.

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Cost of Revenue

Our total cost of revenue increased by 148.5% to US$812.2 million for the full year ended December 31, 2018 from US$326.9 million for the full year ended December 31, 2017. This increase was in line with the overall growth of our businesses:

•	Digital Entertainment: Cost of revenue increased by 22.6% to US$267.4 million for the full year ended December 31, 2018 from US$218.0 million for the full year ended December 31, 2017. The increase was largely in line with revenue growth in our digital entertainment business.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 316.1% to US$446.3 million for the full year ended December 31, 2018 from US$107.3 million for the full year ended December 31, 2017. The increase was primarily due to costs incurred in line with the expansion of our e-commerce marketplace, higher bank transaction fees driven by GMV growth from our e-commerce business; higher costs associated with other ancillary services we provided to our e-commerce platform users; as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 5,939.8% to US$98.6 million for the full year ended December 31, 2018 from US$1.6 million for the full year ended December 31, 2017. The increase was primarily due to the increase in our product offerings.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 65.5% to US$705.0 million for the full year ended December 31, 2018 from US$426.0 million for the full year ended December 31, 2017. The table below set forth the breakdown of our sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2017	2018	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	61,472	68,222	11.0%
E-commerce	339,768	602,651	77.4%

•	Digital Entertainment: Sales and marketing expenses increased by 11.0% to US$68.2 million for the full year ended December 31, 2018 from US$61.5 million for the full year ended December 31, 2017. The increase was primarily due to our continued efforts to expand our existing games into new markets and the launch of new games.

	For the Full Year ended December 31,
	2017	2018
	$	$
Digital Entertainment
Sales and marketing expenses	61,472	68,222
Adjusted revenue	495,878	661,042
Sales and marketing expenses as a percentage of adjusted revenue	12.4%	10.3%

13

Sales and marketing expenses as a percentage of adjusted revenue decreased to 10.3% for the full year ended December 31, 2018 from 12.4% for the full year ended December 31, 2017 as we continue to improve the efficiency of our marketing efforts.

•	E-commerce: Sales and marketing expenses increased by 77.4% to US$602.7 million for the full year ended December 31, 2018 from US$339.8 million for the full year ended December 31, 2017. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of offline and online digital marketing and other promotions on our platform that were designed to increase our user base and enhance user engagement.

	For the Full Year ended December 31,
	2017	2018
	$	$
E-commerce
Sales and marketing expenses	339,768	602,651
GMV	4,112,732	10,279,276
Sales and marketing expenses as a percentage of GMV	8.3%	5.9%

Sales and marketing expenses as a percentage of GMV decreased to 5.9% for the full year ended December 31, 2018 from 8.3% for the full year ended December 31, 2017 as we continue to improve the efficiency of our marketing efforts and leverage organic user acquisition opportunities.

General and Administrative Expenses

Our general and administrative expenses increased by 74.6% to US$240.8 million for the full year ended December 31, 2018 from US$137.9 million for the full year ended December 31, 2017. This increase was primarily due to the expansion of our staff force, the increase in office facilities and related expenses, impairment loss on our assets, as well as the increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 130.3% to US$67.5 million for the full year ended December 31, 2018 from US$29.3 million for the full year ended December 31, 2017, primarily due to an increase in research and development staff force as we expanded and enriched our product offerings.

Non-operating Income or Losses, Net

Non-operating income or losses consists of interest income, interest expense, investment gain (loss), fair value change for convertible notes and foreign exchange gain (loss). The amount was a net non-operating income of US$34.9 million for the full year ended December 31, 2018, compared to a net non-operating loss of US$46.2 million for the full year ended December 31, 2017. The net non-operating income in 2018 was primarily due to a fair value gain of US$41.3 million on the convertible notes issued before our initial public offering partially offset by interest expenses on our convertible notes, while the net non-operating loss in 2017 was primarily due to a fair value loss of US$52.0 million and interest expenses on the convertible notes, partially offset by an investment gain arising from the disposal of and a net gain arising from re-measurement of our investments.

14

Income Tax Expense

We had an income tax expense of US$4.1 million and US$10.7 million despite a group net loss position for the full year ended December 31, 2018 and 2017, respectively. This was primarily due to withholding tax and corporate income tax expenses incurred on our digital entertainment segment, partially offset by deferred tax assets recognized during the year.

Share of Results of Equity Investees

We had share of losses of equity investees of US$3.1 million for the full year ended December 31, 2018, compared with US$1.9 million for the full year ended December 31, 2017.

Net Loss

As a result of the foregoing, we had net losses of US$961.0 million and US$561.2 million for the full year ended December 31, 2018 and 2017, respectively.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expenses and fair value change for convertible notes, was US$944.2 million and US$480.6 million for the full year ended December 31, 2018 and 2017, respectively.

15

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:00 PM U.S. Eastern Time on February 26, 2019
8:00 AM Singapore / Hong Kong Time on February 27, 2019

Webcast link:	https://services.choruscall.com/links/se190226.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 7169346

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three platforms across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

16

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; and general economic and business conditions in the region. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

17

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment's core operating results, enhancing their understanding of our past performance and future prospects.

•	“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus certain revenues that were net-off against their corresponding sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus certain revenues that were net-off against their corresponding sales incentives.

•	“Total adjusted revenue” represents the sum of the adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the adjusted revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•	“Adjusted net loss” represents net loss before share-based compensation and changes in fair value of convertible notes. We believe that the adjusted net loss helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of adjusted net loss has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

18

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

19

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2018
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	131,257	121,660	(1)	2,344	27,963	-	283,224
Changes in deferred revenue	100,095	-		-	-	-	100,095
Sales incentives net-off	-	5,254		719	-	-	5,973
Adjusted revenue	231,352	126,914	(2)	3,063	27,963	-	389,292

Operating income (loss)	16,121	(290,616)		(10,314)	(19,952)	(20,196)	(324,957)
Net effect of changes in deferred revenue and its related cost	78,659	-		-	-	-	78,659
Depreciation and amortization	10,418	13,119		509	2,549	-	26,595
Share-based compensation	-	-		-	-	16,058	16,058
Adjusted EBITDA	105,198	(277,497)		(9,805)	(17,403)	(4,138)	(203,645)

	For the Three Months ended December 31, 2017
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	106,323	4,966	(1)	4,102	9,213	-	124,604
Changes in deferred revenue	35,560	-		-	-	-	35,560
Sales incentives net-off	-	4,353		-	-	-	4,353
Adjusted revenue	141,883	9,319	(2)	4,102	9,213	-	164,517

Operating income (loss)	18,102	(178,780)		(8,038)	(8,269)	(14,156)	(191,141)
Net effect of changes in deferred revenue and its related cost	26,724	-		-	-	-	26,724
Depreciation and amortization	7,781	3,366		487	993	-	12,627
Share-based compensation	-	-		-	-	11,577	11,577
Adjusted EBITDA	52,607	(175,414)		(7,551)	(7,276)	(2,579)	(140,213)

(1) For the fourth quarter of 2018, revenue of $121,660 included marketplace revenue of $82,483 and product revenue of $39,177 net of sales incentives. For the fourth quarter of 2017, revenue of $4,966 included marketplace revenue of $4,558 and product revenue of $408, net of sales incentives.

(2) For the fourth quarter of 2018, adjusted revenue of $126,914 included marketplace revenue of $87,618 and product revenue of $39,296. For the fourth quarter of 2017, adjusted revenue of $9,319 included marketplace revenue of $8,911 and product revenue of $408, net of sales incentives.

(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

20

	For the Year ended December 31, 2018
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	462,464	269,578	(1)	11,458	83,468	-	826,968
Changes in deferred revenue	198,578	-		-	-	-	198,578
Sales incentives net-off	-	21,128		2,054	-	-	23,182
Adjusted revenue	661,042	290,706	(2)	13,512	83,468	-	1,048,728

Operating income (loss)	69,449	(893,489)		(34,056)	(62,548)	(68,124)	(988,768)
Net effect of changes in deferred revenue and its related cost	157,918	-		-	-	-	157,918
Depreciation and amortization	35,171	33,167		1,900	8,490	-	78,728
Share-based compensation	-	-		-	-	58,121	58,121
Adjusted EBITDA	262,538	(860,322)		(32,156)	(54,058)	(10,003)	(694,001)

	For the Year ended December 31, 2017
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	365,167	9,034	(1)	16,270	23,719	-	414,190
Changes in deferred revenue	130,711	-		-	-	-	130,711
Sales incentives net-off	-	8,683		-	-	-	8,683
Adjusted revenue	495,878	17,717	(2)	16,270	23,719	-	553,584

Operating income (loss)	45,637	(452,233)		(38,038)	(21,199)	(36,523)	(502,356)
Net effect of changes in deferred revenue and its related cost	100,678	-		-	-	-	100,678
Depreciation and amortization	28,624	7,953		1,341	3,009	-	40,927
Share-based compensation	-	-		-	-	28,636	28,636
Adjusted EBITDA	174,939	(444,280)		(36,697)	(18,190)	(7,887)	(332,115)

(1) For the year of 2018, revenue of $269,578 included marketplace revenue of $176,434 and product revenue of $93,144, net of sales incentives. For the year of 2017, revenue of $9,034 included marketplace revenue of $8,626 and product revenue of $408, net of sales incentives.

(2) For the year of 2018, adjusted revenue of $290,706 included marketplace revenue of $197,285 and product revenue of $93,421. For the year of 2017, adjusted revenue of $17,717 included marketplace revenue of $17,309 and product revenue of $408, net of sales incentives.

(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

21

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended December 31,		For the Year ended December 31,
	2017	2018	2017	2018
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Service revenue
Digital Entertainment	106,323	131,257	365,167	462,464
E-commerce and other services	17,754	112,356	47,444	270,049
Sales of goods	527	39,611	1,579	94,455

Total revenue	124,604	283,224	414,190	826,968

Cost of revenue
Cost of service
Digital Entertainment	(60,240)	(77,846)	(217,986)	(267,359)
E-commerce and other services	(40,257)	(171,229)	(107,260)	(446,281)
Cost of goods sold	(562)	(42,108)	(1,632)	(98,570)

Total cost of revenue	(101,059)	(291,183)	(326,878)	(812,210)

Gross profit	23,545	(7,959)	87,312	14,758

Operating income (expenses):
Other operating income	2,157	4,291	3,497	9,799
Sales and marketing expenses	(156,418)	(207,487)	(425,974)	(705,015)
General and administrative expenses	(51,754)	(87,160)	(137,868)	(240,781)
Research and development expenses	(8,671)	(26,642)	(29,323)	(67,529)

Total operating expenses	(214,686)	(316,998)	(589,668)	(1,003,526)

Operating loss
Interest income	760	2,953	2,922	11,520
Interest expense	(9,043)	(9,882)	(26,501)	(31,295)
Investment (loss) gain, net	(352)	(771)	33,591	8,603
Changes in fair value of convertible notes	(51,950)	61,187	(51,950)	41,259
Foreign exchange (loss) gain	(1,698)	(503)	(4,215)	4,801

Loss before income tax and share of results of equity investees	(253,424)	(271,973)	(548,509)	(953,880)
Income tax expense	(8,730)	(2,993)	(10,745)	(4,088)
Share of results of equity investees	(986)	(1,092)	(1,912)	(3,066)

Net loss	(263,140)	(276,058)	(561,166)	(961,034)

Net loss (profit) attributable to non-controlling interests	480	(565)	681	(207)
Net loss attributable to Sea Limited’s ordinary shareholders	(262,660)	(276,623)	(560,485)	(961,241)

Adjusted net loss (1)	(199,613)	(321,187)	(480,580)	(944,172)

Loss per share:
Basic and diluted	(0.90)	(0.81)	(2.72)	(2.84)

Weighted average shares used in loss per share computation:
Basic and diluted	293,324,598	340,397,564	205,727,195	338,472,987

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

22

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2017	2018
	$	$
		(unaudited)

ASSETS
Current assets
Cash and cash equivalents	1,347,361	1,002,841
Restricted cash	95,300	254,100
Accounts receivable, net	61,846	97,782
Prepaid expenses and other assets	186,181	312,387
Inventories, net	9,790	37,689
Short-term investment	18,000	690
Amounts due from related parties	2,235	5,224
Total current assets	1,720,713	1,710,713

Non-current assets
Property and equipment, net	74,348	192,357
Intangible assets, net	37,333	12,887
Long-term investments	28,216	111,022
Prepaid expenses and other assets	46,297	69,065
Restricted cash	2,317	2,371
Deferred tax assets	48,104	63,302
Goodwill	30,952	30,952
Total non-current assets	267,567	481,956
Total assets	1,988,280	2,192,669

23

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2017	2018
	$	$
		(unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8,644	37,163
Accrued expenses and other payables	285,248	636,880
Advances from customers	27,155	29,355
Amount due to related parties	36,790	46,025
Short-term bank borrowings	2,013	856
Deferred revenue	268,241	426,675
Income taxes payable	9,614	9,539
Total current liabilities	637,705	1,186,493

Non-current liabilities
Accrued expenses and other payables	7,547	7,894
Long-term bank borrowings	-	1,026
Deferred revenue	133,481	171,262
Convertible notes	726,950	1,061,796
Deferred tax liabilities	4,378	679
Unrecognized tax benefits	3,088	2,974
Total non-current liabilities	875,444	1,245,631
Total liabilities	1,513,149	2,432,124

Shareholders’ equity
Class A Ordinary shares	91	94
Class B Ordinary shares	76	76
Additional paid-in capital	1,564,656	1,809,232
Accumulated other comprehensive income	10,701	15,199
Statutory reserves	46	46
Accumulated deficit	(1,106,545)	(2,067,786)

Total Sea Limited shareholders’ equity (deficit)	469,025	(243,139)
Non-controlling interests	6,106	3,684
Total shareholders’ equity (deficit)	475,131	(239,455)
Total liabilities and shareholders’ equity (deficit)	1,988,280	2,192,669

24

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three months ended December 31,		For the Year ended December 31,
	2017	2018	2017	2018
	$	$	$	$
	(unaudited)	(unaudited)		(unaudited)

Net cash used in operating activities	(88,388)	(138,191)	(259,228)	(495,220)
Net cash used in investing activities	(51,140)	(65,590)	(118,614)	(224,528)
Net cash generated from financing activities	927,401	1,522	1,623,843	546,628
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	3,925	2,193	8,153	(12,546)
Net increase (decrease) in cash, cash equivalents and restricted cash	791,798	(200,066)	1,254,154	(185,666)
Cash, cash equivalents and restricted cash at beginning of the period	653,180	1,459,378	190,824	1,444,978
Cash, cash equivalents and restricted cash at end of the period	1,444,978	1,259,312	1,444,978	1,259,312

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1	UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2018
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$

Revenue	131,257	121,660	2,344	27,963	-	283,224
Operating income (loss)	16,121	(290,616)	(10,314)	(19,952)	(20,196)	(324,957)
Non-operating income, net						52,984
Income tax expense						(2,993)
Share of results of equity investees						(1,092)
Net loss						(276,058)

	For the Three Months ended December 31, 2017
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$

Revenue	106,323	4,966	4,102	9,213	-	124,604
Operating income (loss)	18,102	(178,780)	(8,038)	(8,269)	(14,156)	(191,141)
Non-operating loss, net						(62,283)
Income tax expense						(8,730)
Share of results of equity investees						(986)
Net loss						(263,140)

26

	For the Year ended December 31, 2018
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$

Revenue	462,464	269,578	11,458	83,468	-	826,968
Operating income (loss)	69,449	(893,489)	(34,056)	(62,548)	(68,124)	(988,768)
Non-operating income, net						34,888
Income tax expense						(4,088)
Share of results of equity investees						(3,066)
Net loss						(961,034)

	For the Year ended December 31, 2017
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$

Revenue	365,167	9,034	16,270	23,719	-	414,190
Operating income (loss)	45,637	(452,233)	(38,038)	(21,199)	(36,523)	(502,356)
Non-operating loss, net						(46,153)
Income tax expense						(10,745)
Share of results of equity investees						(1,912)
Net loss						(561,166)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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SUPPLEMENTAL OPERATIONAL METRICS

		For the Three Months ended September 30, 2018	For the Three Months ended December 31, 2018

Digital Entertainment	Unit
Quarterly active users	millions	176.1	216.2
Monthly active users (last month)	millions	104.5	135.7
Quarterly paying users	millions	7.2	11.9
Average revenue per user	US$	0.8	1.1
Average revenue per paying user	US$	20.1	19.4

E-commerce
Gross GMV	US$ millions	2,690.9	3,425.2
Gross orders	millions	158.5	206.9

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